Filed pursuant to Rule 14a-3(c) promulgated by the Securities and Exchange Commision under the Securities Exchange Act of 1934, as amended.


                                                         Symposium Corporation
                                                    401 Park Avenue, Suite 830
                                                     New York, New York, 10022


                                          September 1, 2000

Dear Symposium Shareholders,

It is not uncommon for a CEO to write to shareholders claiming, "the past 12 months have seen extraordinary accomplishments by your company." In this case, it is absolutely true.

A year ago today and until January 28, 2000, for all practical purposes we were a "shell." On January 28th we became a true operating company by completing the acquisition of the assets of Direct Sales International, LP a magazine subscription sales agency with 1999 sales and pre-tax earnings of $61.8 million and $8.0 million, respectively. The purchase price, including fees, was $27.6 million, for which Symposium received $21.8 million of net assets and a thriving, on-going business. We also received a customer base of nearly 1 million people and a sales network, which in the aggregate has contact with approximately 1 million consumers per month.

We are pleased to report that Symposium's sales and EBITDA, excluding non-cash charges, for the six months ending June 30, 2000 were $30.1 million and $4.9 million ($0.24 per share), respectively. Those results really reflect only five months of operations, since the acquisition closed on January 28th. In other words, the acquisition of DSI was very positive for you, the Symposium Shareholder.

Since that time, thankfully, we have also accomplished a great deal in terms of improving our balance sheet. You may have read in some of our filings since January 28th that the effort was costly in terms of shareholder dilution. However, the good news is that of the three original series of Preferred (A, B, and C), the A and B series have been either converted to equity or redeemed, and only the Series C remains to be redeemed by December 26th, 2000.

We have achieved other significant financial milestones in the nearly seven months since the acquisition of DSI as well. First, all of the subordinated debt associated with the acquisition, $1.1 million, has either been paid off or has been converted into Symposium Common Shares.

Second, at the time of the acquisition, we borrowed $16.0 million against our line of credit with Coast Business Credit. As of today, the outstanding amount on that line is $13.0 million. In other words, Symposium is generating substantial operating profits each month (excluding non-cash charges), an average of $1 million, which has enabled us to pay down debt and to continue to do so.

We have made great progress in other areas as well as we integrate DSI's traditional direct marketing skills (direct mail, telemarketing) into new directions utilizing available technologies such as e-mail and, in the very near future, web-based marketing and inter-active voice response.

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In fact, with the expected launch of SymposiumMarketplace.com in this fall, our custom label web based discount buying club which offers 800,000 products ranging from electronics to exercise equipment, health products, etc. at a savings of 10% to 50% off retail, we will be taking a significant step towards being the cross-media direct marketing company we envision.

Our goal is to attain significant market presence in the web-based economy by leveraging our current and expanding customer base. We expect to grow our customer base both organically and by acquisition of other direct marketing companies with existing customer bases and strong direct marketing skills.

To that end, as recently announced, Symposium entered into an agreement to acquire National Syndications, Inc., a fully integrated direct response marketer of consumer products that has current sales in excess of $45 million to 1,000,000 new customers annually. A pioneer in service advertising contracts, NSI is the largest print advertiser in Sunday newspaper based magazines and reaches over 58 million households on a weekly basis through 908 newspapers. Its core expertise is the use of data base segmentation to offer 20 different continuity programs to its customer base via TV, direct mail, credit card inserts, outbound telemarketing and the Internet. The product line includes collectables, general merchandise and audio and video offerings. In addition, NSI has developed expertise in creating continuity customers-individuals who, after buying one product, continue to buy additions or enhancements to that product every month, maximizing the lifetime value of each customer.

On August 1, 2000, Symposium Corporation was listed on the American Stock Exchange. After a little more than a year on the OTC Bulletin Board, August 1st was the "first day of the rest of our lives". The Company is now blue skyed in all of the 50 states, which means that any broker can recommend Symposium to clients without complicated paperwork. Now it's up to Symposium's management to create a financial brand, which brings significant investor attention.

In summary, Symposium is poised to become one of a select group of companies with both off-line and on-line skills in direct marketing. Symposium does enjoy one very unique advantage over many of its potential competitors - SYMPOSIUM HAS POSITIVE CASH FLOW AND EBITDA/SHARE EARNINGS. In other words, while other companies are strapped for cash and have the constant need to be raising capital in order to populate their websites and for existence itself, Symposium continues to generate cash each month and can look to its customer base, through incremental sales to each customer, to provide additional sales and cash flow into the future.

We thank you for your support.

Sincerely,

/s/ Ronald Altbach
-----------------------
Ronald Altbach
Chairman and CEO

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             Form 10-KSB for fiscal year ending December 31, 2000.

         Incorporated by reference to Symposium Corporation's Form 10-KSB for the fiscal year ending December 31, 1999, filed with the Securities Exchange Commision on April 12, 2000, as amended.